EXHIBIT 11


                   CACI INTERNATIONAL INC AND SUBSIDIARIES
                      COMPUTATION OF EARNINGS PER SHARE



                                   Three Months Ended     Six Months Ended
                                      December 31,          December 31,
                                     1997       1996       1997       1996
                                   -------    -------    -------    -------

Net income                         $ 2,872    $ 2,846      5,304      5,544

Average shares outstanding
  during the period                 10,755     10,405     10,730     10,352

Dilutive effect of stock
  options after application
  of treasury stock method             372        573        371        573

Average number of shares
  outstanding during the period     11,127     10,978     11,101     10,925

Basic earnings per share           $  0.27    $  0.27    $  0.49    $  0.51

Diluted earnings per share         $  0.26    $  0.26    $  0.48    $  0.51